GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580

July 23, 2021

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance
Mail Stop 4720 100 F Street, N.E.
Washington, D.C. 20549 Attention: Jessica Livingston

Re: GAMCO Investors, Inc.
     Registration Statement on Form S-3 Filed July 21, 2021
     File No. 333-258065

Ladies and Gentlemen:

The undersigned Registrant under the above-referenced Registration Statement hereby requests acceleration of the effective date of the Registration Statement to July 27, 2021 at 4:00 p.m., New York time, or as soon thereafter as practicable.

We acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission  from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy  and accuracy of the disclosure in the filing; and the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, GAMCO Investors, Inc.

By:	/s/ Peter Goldstein Peter Goldstein
General Counsel